EDG CAPITAL, INC.
                               700 Stewart Avenue
                           Garden City, New York 11530

                  ---------------------------------------------

               Information Statement Pursuant to Section 14(f) of
             the Securities Exchange Act of 1934 and SEC Rule 14f-1

                        Notice of Change in the Majority
                            of the Board of Directors

                                October 18, 2000

                  ---------------------------------------------

      This Information Statement is being furnished to all holders of record at the close of business on October 17, 2000, of the common stock, par value $.001 per share ("Common Stock"), of EDG Capital, Inc., a New York corporation ("Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and SEC Rule 14f-1.

      No vote or other action by the Company's shareholders is required in response to this Information Statement. Proxies are not being solicited.

                                  INTRODUCTION

      On September 13, 2000, Linda Green and Seth Green resigned as directors of the Company, the board of directors was increased to six persons and Jack Schwartzberg, Shraga David Aranoff, Robert G. M. Keating, Gail Shields, Jay M. Haft and Maurice Kolodin became the new directors to fill the vacancies on the board. The resignations of Linda Green and Seth Green and the appointment of Messrs. Schwartzberg, Aranoff and Keating, Ms. Shields and Messrs. Haft and Kolodin to the board occurred in connection with the Company's acquisition on September 13, 2000, of Isotope Solutions, Inc., a New York corporation ("ISI") (formerly known as "Molecular Radiation Management, Inc."), pursuant to an Agreement and Plan of Merger discussed below under "Agreement and Plan of Merger." In connection with the acquisition of ISI, the former shareholders of ISI received an aggregate of 7,440,005 shares of the Company's common stock. Also, in connection with the acquisition of ISI, the Company effected a 2.57315-for-one stock split (the "Stock Split") in the form of a stock dividend payable to shareholders of record on August 23, 2000 (with all fractional shares being rounded up), and raised gross proceeds of $2,100,000 in a private placement of common stock (the "Private Placement") to accredited investors, through G-V Capital Corp. as the Company's exclusive placement agent, of 2,603,844 shares of common stock at a price of $.8065 per share.

      Because of the change in the composition of the board and the acquisition of ISI, a change in control of the Company occurred on September 13, 2000.

      As of September 11, 2000, the Company had issued and outstanding 242,500 shares of common stock, the Company's only class of voting securities that would be entitled to vote for directors at a shareholders' meeting if one were to be held. As a result of the acquisition of ISI, the consummation of the Private Placement and the Stock Split, as of October 18, 2000, the Company had issued and outstanding 10,771,858 shares of common stock. Each share of common stock is entitled to one vote.

      Please read this Information Statement carefully. It describes the terms of the Agreement and Plan of Merger and contains certain biographical and other information concerning the executive officers and directors of the Company. Additional information about the Agreement and Plan of Merger is contained in the Company's Current Report on Form 8-K ("Form 8-K") dated September 13, 2000, which was filed with the SEC on September 19, 2000. The Form 8-K and the accompanying exhibits may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov.

                          AGREEMENT AND PLAN OF MERGER

      On September 8, 2000, the Company, ISI and MRM Merger Sub, Inc., a New York corporation and wholly owned subsidiary of the Company ("Merger Sub"), entered into the Agreement and Plan of Merger. Pursuant to the Agreement and Plan of Merger, on September 13, 2000, all of ISI's outstanding common stock, excluding its treasury stock, which was cancelled, was converted into the right to receive an aggregate of 7,440,005 shares of the Company's common stock. Simultaneously with the consummation of the acquisition of ISI on September 13, 2000, the Company effected a 2.57315-for-one stock split in the form of a stock dividend payable to shareholders of record on August 23, 2000 (with all fractional shares being rounded up). The Company raised gross proceeds of $1,035,949 in the initial closing of the Private Placement on September 8, 2000, and raised additional gross proceeds of $1,064,051 in a second closing of the Private Placement on September 26, 2000.

      Pursuant to the Agreement and Plan of Merger, in connection with the closing of the acquisition of ISI, Linda Green and Seth Green, the directors of the Company, resigned and appointed Jack Schwartzberg and Shragi David Aranoff as the new directors of the Company. Promptly following the closing, Messrs. Schwartzberg and Aranoff increased the size of the board to six persons and elected Mr. Keating, Ms. Shields, Mr. Haft and Mr. Kolodin as directors of the Company.

                                CHANGE OF CONTROL

      As a result of the actions described above under the captions "Introduction" and "Agreement and Plan of Merger," designees of the former shareholders of ISI constitute the board and the former shareholders of ISI are able to control the voting of a significant block of the Company's voting shares. As a result of the transactions consummated on September 13, 2000, pursuant to the Agreement and Plan of Merger, the former shareholders of ISI collectively own an aggregate of 7,440,005 shares of Common Stock, or approximately 69% of the 10,771,858 outstanding shares of the Company's common stock.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information as of October 18, 2000 about the security ownership of the Company by (i) each person who is known to the Company to be the record or beneficial owner of more than five percent (5%) of the Company's common stock; (ii) each director and each executive officer; and (iii) all directors and executive officers as a group.

                                                                Amount and
                                                                Nature of        Percentage of
                                                                Beneficial        Outstanding
Name and Address of Beneficial Owner(1)                        Ownership(2)     Shares Owned(3)
---------------------------------------                        ------------     ---------------
Jack Schwartzberg (4)                                           1,476,311             13.7%
Shraga David Aranoff (5)                                          117,474              1.1%
Robert G.M. Keating (6)                                         1,020,496              9.5%
Gail Shields (7)                                                        0                *
Jay M. Haft (8)                                                    50,000                *
   c/o Parker Duryee Rosoff & Haft
   529 Fifth Avenue
   New York, New York 10017
Maurice H. Kolodin (9)                                                  0                *
   2509 Avenue U
   Brooklyn, New York 11229
Bruce Baron                                                     2,264,959             21.0%
   2509 Avenue U
   Brooklyn, New York 11229
Crown Cove Associates, LLC                                      1,346,868             12.5%
   765 Stewart Avenue
   Garden City, New York 11530
Dennis Shields                                                    783,158              7.3%
   15 South Baylis Avenue
   Port Washington, New York 11050
All directors and officers as a group (6 persons) (10)          2,664,281             24.7%

--------------------------------------------------------------------------------

*     Less than one percent.

(1) Unless otherwise indicated, the address of each of the persons named in the table is 700 Stewart Avenue, Garden City, New York 11530.

(2) Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power for all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of common stock that can be acquired by such person within 60 days from October 18, 2000 upon the exercise of options or warrants or the conversion of convertible securities.

(3) Each beneficial owner's percentage ownership is determined by assuming that (i) options, warrants or convertible securities that are held by the person (but not those held by any other person) and which are exercisable within 60 days of October 18, 2000 have been exercised or converted, and
      (ii) 10,771,858 shares of common stock were outstanding, before any consideration is given to such options, warrants or convertible securities.

(4) Does not include 175,000 shares subject to options that are not exercisable within 60 days of October 18, 2000.

(5) Does not include 100,000 shares subject to options that are not exercisable within 60 days of October 18, 2000.

(6) Does not include 10,000 shares subject to options that are not exercisable within 60 days of October 18, 2000.

(7) Does not include 10,000 shares subject to options that are not exercisable within 60 days of October 18, 2000.

(8) Does not include 30,000 shares subject to options that are not exercisable within 60 days of October 18, 2000.

(9) Does not include 10,000 shares subject to options that are not exercisable within 60 days of October 18, 2000.

(10) Does not include 335,000 shares subject to options that are not exercisable within 60 days of October 18, 2000.

      Information contained herein about stock ownership was obtained from the Company's shareholders' list, filings with governmental authorities, or from the named individuals, directors and officers.

                        DIRECTORS AND EXECUTIVE OFFICERS

      Our directors and executive officers are as follows:

      Name                         Age                  Title
      --------------------------------------------------------------------------

      Jack Schwartzberg            65          Chief Executive Officer,
                                               President, and Chairman of the
                                               Board of Directors

      Shraga David Aranoff         32          Chief Operating Officer,
                                               Vice President, Treasurer and
                                               Director

      Robert G.M. Keating          59          Director

      Gail Shields                 60          Director

      Jay M. Haft                  64          Director

      Maurice H. Kolodin           56          Director

Jack Schwartzberg has served as the Chairman of the Board, Chief Executive Officer, and President of the Company since September 13, 2000. He has been Chairman of the Board, Chief Executive Officer and President of ISI since November 1997. He served as a Vice President of Complete Management, Inc., a New York Stock Exchange physician practice management company, from 1994 to June 1997 and as a marketing consultant to Complete Management, Inc. from June 1997 to October 1997.

Mr. Schwartzberg was president and publisher of Madison Avenue Magazine and Runway New York Publishing Company from 1976 to 1993. Mr. Schwartzberg practiced law as a partner in the law firm of Schwartzberg & Sack from 1963 to 1976. He holds a J.D. degree from Brooklyn Law School and a B.A. degree from Hunter College. Mr. Schwartzberg was also a commissioned officer in the United States Navy, serving as Commanding Officer of the United States Naval Base in South Portland, Maine from 1957 to 1960.

Shraga David Aranoff has served as the Chief Operating Officer and Vice President of the Company, as a Director of the Company since September 13, 2000 and as the Company's Treasurer since September 25, 2000. He has been Chief Operating Officer and Vice President of ISI since August 1998. He served as a consultant to ISI from ISI's inception in November 1997 and joined ISI on a full-time basis in August 1998. Mr. Aranoff was Director of Medical / Legal Affairs for Complete Management, Inc. from October 1996 through July 1998. He was an attorney with the law firm of Slotnick, Shapiro & Crocker, LLP from August 1994 to September 1996. From 1991 to 1994, Mr. Aranoff was a law student. From 1989 to 1991 Mr. Aranoff was a programmer analyst for Goldman Sachs & Company. He holds a J.D. from Benjamin N. Cardozo School of Law and a B.S. degree, summa cum laude, in Computer Science from Brooklyn College.

Robert G.M. Keating has served as a director of the Company since September 13, 2000. Since January 2000, Mr. Keating has been Chairman of Management Techniques Inc., a consulting firm. He was a member of Keating & Klein, a law firm, from January 1999 to January 2000. From March 1996 to January 1998, he was Senior Executive Vice President of Complete Management, Inc. a physician practice management company. Complete Management, Inc. filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in October 1999. From 1982 to March 1996, Mr. Keating was a Judge of the New York State Unified Court System.

Gail Shields has served as a director of the Company since September 13, 2000. She has been retired from the practice of law for the past five years. Ms. Shields' son, Dennis Shields, is the son-in-law of Jack Schwartzberg.

Jay M. Haft has served as a director of the Company since September 13, 2000. He has acted as a strategic and financial consultant for growth stage companies since 1993. He is also currently of counsel to Parker Duryee Rosoff & Haft, a law firm of which he was a partner from 1989 to 1994. He has been a managing general partner of GenAm "1" Venture Fund, an international venture capital fund, since 1988. He is a director of Robotic Vision Systems, Inc., NCTI Group, Inc., DCAP Group, Inc., Encore Medical Corporation, DUSA Pharmaceuticals, Inc., Oryx Technology Corp. and Thrift Management, Inc. He is Treasurer of the Miami City Ballet, a Trustee of Florida International University and a Trustee of the Wolfsonian Museum. He is a graduate of Yale College and Yale Law School.

Maurice H. Kolodin has served as a director of the Company since September 13, 2000. He has been Chief Investigator of Baron Associates, P.C., a law firm, since January 2000. From 1967 to December 1999 he was a casualty analyst with Allstate Insurance Company.

      The Company does not have standing audit, nominating or compensation committees of its board of directors.

Compliance with Section 16(a) of the Exchange Act

      Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's officers and directors and holders of more than 10% of its common stock (collectively "Reporting Persons") to file reports of initial ownership, ownership and changes in ownership of the common stock with the Securities and Exchange Commission within certain time periods and to furnish the Company with copies of all such reports. Based solely on the Company's review of copies of such reports furnished to it by such Reporting Persons or on the written representations of such Reporting Persons that no reports on Form 5 were required, the Company believes that during the fiscal year ended June 30, 2000, all of the Reporting Persons complied with their Section 16(a) filing requirements.

                             EXECUTIVE COMPENSATION

      No officer or director of the Company received remuneration from the Company in the fiscal year ended June 30, 2000.

Stock Option Grants

      The Company did not grant any stock options during the fiscal year ended June 30, 2000.

Option Exercises and Holdings

      As of June 30, 2000, none of the Company's executive officers held exercisable or non-exercisable options to purchase shares of the Company's common stock.

Directors' Compensation

      All directors are reimbursed for certain expenses in connection with attendance at Board of Directors and Committee meetings. Directors are also eligible to be granted options to purchase common stock of the Company under the EDG Capital, Inc. 2000 Long-Term Incentive Plan (the "2000 Plan"). Other than with respect to participation in the 2000 Plan and reimbursement of expenses, directors who are employees or officers or who are associated with the Company do not receive compensation for service as directors.

Employment Agreements

      Effective September 8, 2000, the Company and Jack Schwartzberg entered into an employment agreement for a term ending on September 7, 2003, subject to automatic extension thereafter until either party gives 180 days' advance notice of termination to the other party. The employment agreement provides for an annual salary of $200,000, a cash bonus based on performance in an amount to be determined by the Company, the grant of options to purchase 175,000 shares of the Company's common stock at a price of $.8065 per share under the 2000 Plan, subject to the approval of the 2000 Plan by the Company's shareholders, one leased automobile at the Company's expense and participation in other executive and employee benefit programs if and when put into effect by the Company. Mr. Schwartzberg may be discharged for cause, including failure or refusal to perform his duties, misappropriation of funds or property of the Company, the use of alcohol or illegal drugs in a manner that interferes with his duties to the Company, and conviction of a felony or a crime involving moral turpitude, dishonesty or theft. Mr. Schwartzberg may terminate the employment agreement for "good reason," including the assignment to Mr. Schwartzberg of any duties inconsistent with his position, the Company requiring him to be based at an office outside the New York City metropolitan area without his consent, a failure by the Company to comply with the compensation provisions of the agreement, any other material breach by the Company of the employment agreement, Mr. Schwartzberg's removal as a director or a change in control of the Company (as defined in the employment agreement). If the employment agreement is terminated by Mr. Schwartzberg for good reason or by the Company other than for cause or at any time after the end of the initial term, Mr. Schwartzberg will be entitled to be paid his base salary and bonus through the later of September 7, 2004 or the 12-month anniversary of the date of termination, he will be entitled to continue to participate during such period in all executive and employee benefit programs, and his stock options will become fully vested. The employment agreement includes noncompete restrictions during its term and for 12 months thereafter and a confidentiality provision.

      Effective September 8, 2000, the Company and Shraga D. Aranoff entered into an employment agreement for a term ending on September 7, 2003, subject to automatic extension thereafter until either party gives 90 days' advance notice of termination to the other party. The employment agreement provides for an annual salary of $125,000, a cash bonus based on performance in an amount to be determined by the Company, the grant of options to purchase 100,000 shares of the Company's common stock at a price of $.8065 per share under the 2000 Plan, subject to the approval of the 2000 Plan by the Company's shareholders, one leased automobile at the Company's expense and participation in other executive and employee benefit programs if and when put into effect by the Company. Mr. Aranoff may be discharged for cause, including failure or refusal to perform his duties, misappropriation of funds or property of the Company, the use of alcohol or illegal drugs in a manner that interferes with his duties to the Company, and conviction of a felony or a crime involving moral turpitude, dishonesty or theft. Mr. Aranoff may terminate the employment agreement for "good reason," including the assignment to Mr. Aranoff of any duties inconsistent with his position, the Company requiring him to be based at an office outside the New York City metropolitan area without his consent, a failure by the Company to comply with the compensation provisions of the employment agreement, any other material breach by the Company of the employment agreement, Mr. Aranoff's removal as a director or a change in control of the Company (as defined in the employment agreement). If the employment agreement is terminated by Mr. Aranoff for good reason or by the Company other than for cause or at any time after the end of the initial term, Mr. Aranoff will be entitled to be paid his base salary and bonus through the later of September 7, 2003 or the three-month anniversary of the date of termination, he will be entitled to continue to participate during such period in all executive and employee benefit programs, and his stock options will become fully vested. The employment agreement includes noncompete restrictions during its term and for 12 months thereafter and a confidentiality provision.

2000 Long-Term Incentive Plan

      In September 2000, the Company's board of directors adopted, subject to the approval of the Company's shareholders, the EDG Capital, Inc. 2000 Long-Term Incentive Plan. The 2000 Plan was established to enable the Company and its subsidiaries to attract, retain and motivate employees, directors and consultants. The 2000 Plan authorizes the granting of individual incentive stock options or non-qualified options to purchase shares of the Company's common stock. The maximum number of shares that may be issued under the 2000 Plan is 1,247,983, subject to adjustment in the event of stock splits, stock dividends, stock splits, split-ups, spin-offs, combinations or exchanges or any other change affecting the common stock. Unless terminated earlier, the 2000 Plan expires on December 31, 2010. Employees, directors, advisory board members or consultants of the Company or a subsidiary of the Company are eligible to receive options under the 2000 Plan. The 2000 Plan is administered by the Company's board of directors, which determines the persons to whom awards will be granted, the number of options to be granted and the specific terms of each grant. Under the 2000 Plan, no incentive stock option may be granted having a term of more than 10 years and an exercise price less than the fair market value of the Company's common stock on the date of grant, and no incentive stock option having a term of more than five years and an exercise price less than 110% of the fair market value of the Company's common stock on the date of grant may be granted to a person who holds 10% or more of the Company's outstanding common stock.

      As of October 18, 2000, options to purchase an aggregate of 673,000 shares were outstanding under the 2000 Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      No member of the Company's current management nor any person listed in the table under the caption "Security Ownership of Certain Beneficial Owners and Management" above has had any transactions with the Company during the past fiscal year, nor proposes any such transaction, in which the amount involved exceeded $60,000, except as follows:

      All of the persons listed in the table received their shares of the Company's common stock in exchange for their shares of Isotope Solutions, Inc. ("ISI") on September 13, 2000 in connection with the acquisition transaction described under the caption "Agreement and Plan of Merger" above.

      As of September 8, 2000, Jack Schwartzberg and Shraga D. Aranoff entered into the employment agreements with the Company described under the caption "Executive Compensation-Employment Agreements" above.

      In connection with the acquisition transaction described under the caption "Agreement and Plan of Merger" above, the Company and each of Crown Cove Associates, LLC, Jack Schwartzberg, Robert G.M. Keating, Bruce Baron, Dennis Shields, Shraga D. Aranoff and certain other former shareholders of ISI entered into a Registration Rights Agreement. The Registration Rights Agreement gives Crown Cove, Messrs. Schwartzberg, Keating, Shields and Aranoff and the other former shareholders of ISI who signed the Registration Rights Agreement the right to have their shares of common stock of the Company included in any registration statement filed by the Company, subject to certain exceptions.

                                            EDG CAPITAL, INC.


Dated: October 18, 2000